

SI   20003669

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Navolanic

336 288 6890 x 126

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Navolanic _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc. _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition for Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Raleigh, North Carolina
February 26, 2020

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash	$	85,977
Deposit with Clearing Organization		25,000
Accounts Receivable:		
Commissions and Fees		385,736
Stockholders		34,986
Other		42,271
Prepaid Items		18,461
Furniture and Equipment at Cost, Net of Accumulated		
Depreciation of $23,728		13,628
TOTAL ASSETS	**$**	**606,059**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	350,116
Accounts Payable, Accrued Expenses		
and Other Liabilities		35,468
Notes Payable to Stockholder		30,500
TOTAL LIABILITIES		**416,084**

Stockholders' Equity

Common Stock ($1 par Value, 100,000 Shares Authorized,	
1,338 Shares Issued and Outstanding)	1,338
Additional Paid-in Capital	90,018
Retained Earnings	98,619
TOTAL STOCKHOLDERS' EQUITY	**189,975**
TOTAL LIABILITIES AND	
STOCKHOLDERS' EQUITY	**$ 606,059**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2019

Revenues

Commissions – Listed Securities and Options	$	82,829
Commissions – All Other Securities		188,588
Sale of Investment Company Shares		275,540
Fees for Account Supervision, Investment Advisory and Other Administrative Services		1,964,030
Variable Annuity Contracts		778,053
Other		43,567
TOTAL REVENUES		**3,332,607**

Expenses

Commissions	2,790,107
Officers' Salaries and Fringe Benefits	102,182
Employees' Compensation	132,973
Payroll Taxes	23,887
Insurance	33,033
Rent	41,395
Depreciation and Amortization	3,583
Regulatory and Exchange Fees	12,108
Office	31,036
Taxes and Licenses	3,117
Other	25,215
TOTAL EXPENSES	**3,198,636**

NET INCOME	$	**133,971**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2019	1,338	58,518	125,293	$ 185,149
Net Income	0	0	133,971	133,971
Capital Contribution	0	31,500	0	31,500
Dividends Paid	0	0	(160,645)	(160,645)
Stockholders' Equity December 31, 2019	$ 1,338	$ 90,018	$ 98,619	$ 189,975

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net Income	$ 133,971
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	3,583
Loss on Disposition of Investment	1,400
Increase (Decrease) in Operating Assets:	
Commissions and Fees Receivable	(94,537)
Other Receivables	(4,250)
Prepaid Items	(12,670)
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	113,077
Net Cash Provided by Operating Activities	**140,574**
Cash Flows from Investing Activities	
Liquidating Distributions from Investment	300
Purchases of Property and Equipment	(8,262)
Net Cash Used by Investing Activities	**(7,962)**
Cash Flows from Financing Activities:	
Dividends Paid	(160,645)
Capital Contribution	31,500
Proceeds from Stockholder Note	38,940
Repayments of Stockholder Note	(15,460)
Net Cash Used by Financing Activities	**(105,665)**
Net Increase in Cash	**26,947**
Cash at Beginning of Year	**59,030**
Cash at End of Year	**$ 85,977**
Supplemental Cash Flows Disclosures:	
Interest Payments	$ 464

The accompanying Notes are an integral part of these Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - The Company records an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2019, therefore no allowance is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $3,583 in 2019.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2019.

Subsequent Events - Subsequent events have been evaluated through February 1, 2020, which is the date the financial statements were available to be issued.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company had an investment in a non-publicly traded real estate investment company. The investment consisted of less than 1% of the issued common stock of the company. The investment was valued at cost, which approximates management's estimate of fair value. The investment was liquidated during 2019.

NOTE 3 - Leases

The Company leases its Greensboro office under an operating lease agreement which expires July 31, 2023. The Company leases office equipment under an operating lease agreement which expires in 2021. The Company also leased a vehicle under an operating lease which expired in 2019. Rent expense for the year ended December 31, 2019 was $41,395. Future minimum lease obligations are as follows:

December 31:

2020	$ 59,421
2021	59,986
2022	58,980
2023	34,895
	$ 213,282

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2019

NOTE 4 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $34,986 as of December 31, 2019. In addition, the Company received fees from Fund Direct Advisors, Inc., a related corporation. Fees earned during 2019 were approximately $18,000.

In February, 2018, the Company entered into a note agreement with one of its stockholders which was repaid during 2019. In 2019, the Company entered into two note agreements with one of its stockholders. The notes bear interest at 5.45% and are payable in varying monthly installments, maturing in September and November, 2020. The outstanding balances on these obligations at December 31, 2019 are $16,000 and $14,500, respectively. Interest paid by the Company on these obligations for the year ended December 31, 2019 was $464.

NOTE 5 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2019.

NOTE 6 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2016.

NOTE 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $66,956, which was $39,203 in excess of its required net capital of $27,753. The Company's ratio of aggregate indebtedness to net capital was 6.21 to 1 at December 31, 2019.

NOTE 8 - New Accounting Guidance Implementation

On January 1, 2019, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

NOTE 9 - Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income, variable annuity contracts and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

(Continued)

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2019

NOTE 9 - Revenue from Contracts with Customers (Continued)

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Variable Annuity Contracts - The Company purchases insurance based products in the form of variable annuity contracts on behalf of its customers. Each time a customer enters into one of these contracts, the Company earns a commission. The Company believes that the performance obligation is satisfied at a point in time (the contract date) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the contract have been transferred to the customer.

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Commissions:	
Other Securities Commissions	
Reits	$ 188,048
Other	540
	188,588
Fees for Account Supervision, Investment Advisory and Other Services	
Mutual Fund Trails	509,790
Annuity Trails	573,822
Investment Advisory Fees	791,768
12b-1 Service and Distribution Fees	88,650
	1,964,030
Total Disaggregated Revenue from Contracts with Customers	$ 2,152,618

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Net Capital

Total stockholders' equity qualified for Net Capital	$	189,975
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		189,975

Deductions and/or Charges:
  Non-allowable assets:

Certain pending commissions	13,673
Receivables from stockholders and brokers	77,257
Property and equipment, net	13,628
Prepaid Items	18,461
	123,019

Net Capital	$	66,956

Aggregate Indebtedness

Total aggregate indebtedness included in Statement of Financial Condition	$	416,084
Ratio of aggregate indebtedness to net capital		6.21

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	27,753
Minimum dollar net capital requirement	$	5,000

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2019.

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2019

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts LLP

Raleigh, North Carolina
February 26, 2020

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

_____

Joe Navolanic, President

_____2-26-2020_____

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

The Stockholders
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Intercarolina Financial Services, Inc. and SIPC, solely to assist you and SIPC in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Intercarolina Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2020

INTERCAROLINA FINANCIAL SERVICES, INC.

Schedule of Assessment and Payments

Year ended December 31, 2019

Assessment for December 31, 2019	$	3,454
Less:		
Payment August 1, 2019		(1,657)
Payment February 11, 2020		(1,797)
Balance due March 1, 2020	$	None